

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2023

Lucas Haldeman
Chief Executive Officer
SmartRent, Inc.
8665 E. Hartford Drive
Suite 200
Scottsdale, Arizona 85255

      Re: SmartRent, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2022
            Response dated May 3, 2023
            File No. 001-39991

Dear Lucas Haldeman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Technology